UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2008
Commission File Number 0-99
PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM

(Translation of registrant’s name into English)
United Mexican States

(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐   No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐   No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑

Corporate Finance Office Investor Relations (5255) 1944 9700 ri@dcf.pemex.com

February 29, 2008
PEMEX Unaudited Financial Results Report
as of December 31, 2007
PEMEX, Mexico’s oil and gas company and the fourth largest integrated national oil company in the world1, announced its unaudited consolidated financial results as of December 31, 2007.

4Q07 Financial Highlights	ª	Total sales increased by 25.4% as compared to the fourth quarter of 2006, amounting to Ps. 313.2 billion in the fourth quarter of 2007, in pesos with December 31, 2007 purchasing power parity (US$28.8 billion)[2]
	ª	Income before taxes and duties was increased by 51.3% as compared with the same quarter of 2006
	ª	Net loss was Ps. 30.3 billion (US$2.8 billion) in the fourth quarter of 2007

2007 Financial Highlights	ª	Total sales increased by 2.9% as compared to 2006, amounting to Ps. 1,135.0 billion in 2007 (US$104.4 billion)
	ª	Income before taxes and duties increased by 1.3%, as compared to 2006, to Ps. 660.2 billion (US$60.8 billion)
	ª	Net loss was Ps. 16.1 billion (US$1.5 billion)
	ª	Total debt decreased by 15.2% to Ps. 500.9 billion (US$46.1 billion)
Table 1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Financial results summary

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total sales	249,877	313,237	25.4%	63,360	28,827	1,103,510	1,134,982	2.9%	31,472	104,451

Domestic sales	138,019	156,540	13.4%	18,521	14,406	567,290	592,048	4.4%	24,758	54,485

Exports	111,630	156,384	40.1%	44,754	14,392	535,144	541,739	1.2%	6,595	49,855

Revenues from services	228	312	37.2%	85	29	1,076	1,195	11.1%	119	110

Cost of sales	110,490	139,770	26.5%	29,280	12,863	418,258	460,698	10.1%	42,440	42,397

Gross profit	139,387	173,467	24.5%	34,080	15,964	685,252	674,284	-1.6%	(10,968)	62,053

General expenses	25,452	24,387	-4.2%	-1,065	2,244	80,975	84,712	4.6%	3,738	7,796

Income before taxes and duties	119,970	181,471	51.3%	61,501	16,701	651,718	660,152	1.3%	8,434	60,753

Taxes and duties	124,275	211,730	70.4%	87,455	19,485	604,765	676,278	11.8%	71,514	62,237

Net income (loss)	(4,305)	(30,259)		(25,955)	(2,785)	46,953	(16,127)		(63,080)	(1,484)

EBITDA(1)	158,906	227,862	43.4%	68,956	20,970	815,729	837,807	2.7%	22,077	77,102
EBITDA / Financial cost(2)	23	12				17	14

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.8662 = US$1.00 as of December 31, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Earnings before interest, taxes, depreciation and amortization is a non US-GAAP measure, therefore we provide a reconciliation with net income on page 20. This measure excludes the cost of the reserve for retirement payments.

(2)	Excludes capitalized interest.

Note: Numbers may not total due to rounding.

[1]	Petroleum Intelligence Weekly ranking, December 2007.

[2]	Convenience translations into US dollars of amounts in pesos have been made at the rate of Ps. 10.8662= US$1.00 at December 31, 2007. Such translations should not be construed as a representation that the peso amounts have been or could have been converted into US dollar amounts at the forgoing rate or any other rate.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	1/39
www.pemex.com

PEMEX	Corporate Finance Office – Investor Relations

4Q07 Operational Highlights	ª	Crude oil production decreased by 154 thousand barrels per day (Mbd), or 4.9%, from the fourth quarter of 2006 to the fourth quarter of 2007, to 2,951 Mbd, primarily due to the effects of the cold fronts numbers four and five
	ª	During the fourth quarter of 2007, total natural gas production was 12.9% greater than production during the fourth quarter of 2006
	ª	On December 22, 2007, daily natural gas production registered a record of 6,558 MMcfd

2007 Operational Highlights	ª	During 2007, crude oil production decreased by 174 thousand barrels per day (Mbd) or 5.3%, from 2006 to 2007, to 3,082 Mbd, due to adverse weather conditions.
	ª	Total natural gas production was 13.1% greater than production during 2006, due to higher levels of activity in the Northern and the offshore regions

Operating Items
Exploration and Production

4Q07 Crude Oil Production	During the fourth quarter of 2007, crude oil production averaged 2,951 Mbd, 4.9% less than the 3,104 Mbd produced during the fourth quarter of 2006.

Production of heavy crude oil decreased by 7.0% and light crude oil production decreased by 1.2%, while extra-light crude oil production increased by 0.5%.

Heavy and light crude oil production decreased primarily because of shutdowns of wells in the Southern and Northern Marine regions during October and November due to adverse weather conditions caused by cold fronts numbers four and five. The increase in extra-light crude oil production resulted from higher production at the Crudo Ligero Marino project.

2007 Crude Oil Production	During 2007, crude oil production averaged 3,082 Mbd, 5.3% less than the 3,256 Mbd average production during 2006. The reduction was a consequence of the production shut downs and cold front numbers four and five.
Table 2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of liquid hydrocarbons

	Fourth quarter (Jul.-Sep.)				Twelve months ending Dec. 31
	2006	2007	Change		2006	2007	Change
	(Mbd)				(Mbd)
Liquid hydrocarbons	3,508	3,327	-5.2%	(181)	3,692	3,486	-5.6%	(205)
Crude oil	3,104	2,951	-4.9%	(154)	3,256	3,082	-5.3%	(174)
Heavy	2,062	1,918	-7.0%	(144)	2,244	2,045	-8.8%	(198)
Light	847	837	-1.2%	(10)	831	838	0.7%	6
Extra-light	195	196	0.5%	1	180	199	10.1%	18
Natural gas liquids(1)	404	377	-6.8%	(27)	436	405	-7.2%	(31)

(1)	Includes condensates.

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	2/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

4Q07 Natural Gas Production	During the fourth quarter of 2007, average natural gas production was 12.9% greater than the average production recorded in the fourth quarter of 2006.

On December 22, 2007, daily natural gas production registered a record of 6,558 MMcfd.

The production of associated natural gas increased by 491 MMcfd due to greater production at the Samaria-Luna project and to the Cantarell and Crudo Ligero Marino projects.

The increase in non-associated natural gas production of 228 MMcfd was primarily due to higher activity at the Burgos and Veracruz projects, in the Northern region.

2007 Natural Gas Production	During 2007, natural gas production was 6,058 MMcfd, 13.1% greater than the average production recorded in 2006.

Associated gas production increased 11.5% as a result of higher volumes from the Crudo Ligero Marino and Cantarell projects.

Non-associated gas production increased 15.3% due to greater production from the Lankahuasa, Burgos and Veracruz projects in the Northern region.
Table 3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of natural gas and gas flaring

	Fourth quarter (Jul.-Sep.)				Twelve months ending Dec. 31
	2006	2007	Change		2006	2007	Change
	(MMcfd)				(MMcfd)
Total	5,565	6,285	12.9%	720	5,356	6,058	13.1%	702
Associated	3,132	3,623	15.7%	491	3,090	3,445	11.5%	355
Non-associated	2,433	2,662	9.4%	228	2,266	2,613	15.3%	347

Natural gas flaring	433	895		462	271	547		276
Gas flaring / total production	7.8%	14.2%			5.1%	9.0%

Note: Numbers may not total due to rounding.

Gas Flaring	In the fourth quarter of 2007, gas flaring represented 14.2% of total natural gas production. The increase with respect to the fourth quarter of 2006 was primarily due to infrastructure maintenance and higher production of natural gas with elevated nitrogen concentration in the Northern Marine region.

2007 Lifting Cost	In 2007, our lifting cost was US$4.36 per barrel of oil equivalent (boe). This represents a 2.6% increase as compared to US$4.25 per boe recorded in 2006, primarily as a result of higher injection volumes of natural gas for gas lift and nitrogen.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	3/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Completion of Wells	During the fourth quarter of 2007, PEMEX completed 181 new wells, 20 more than during the fourth quarter of 2006.

Of the completed wells, 169 were development wells, 21 greater than in the fourth quarter of 2006, due to higher activity in the Aceite Terciario del Golfo project in the Northern region.

Exploratory wells drilled totaled 12 in the fourth quarter of 2007, 1 less as compared to the fourth quarter of 2006 This decrease was a result of a reduction in activity at the Campeche Oriente project in the Northern Marine region.

As of December 31, 2007, the number of operating non-associated gas production wells was 3,058 , a 6.5% increase as compared to the number of non-associated gas production wells operating at December 31, 2006. This increase was primarily due to the completion of wells in the Burgos project.

2007 Drilling Equipment	As of December 31, 2007, the total number of drilling rigs was 224 an increase of 36 as compared to 2006. Pemex-Exploraton and Production owned 123 rigs, the rest of the equipments are owned by contractors.

In addition, 2 snubbing and 2 school equipment were used for positioning and initiating drilling activities, respectively.

2007 Offshore Platforms	During 2007, the number of offshore platforms totaled 215, an increase of 16 as compared to 2006. These platforms provide various services: storage, control, drilling, housing, telecommunications, processing, among others.
Table 4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Inventory of wells and drilling equipment

	Fourth quarter (Jul.-Sep.)				Twelve months ending Dec. 31
	2006	2007	Change		2006	2007	Change
	(Number of wells)				(Number of wells)
Wells drilled	161	181	12.4%	20	656	659	0.5%	3
Development	148	169	14.2%	21	587	610	3.9%	23
Exploration	13	12	-7.7%	(1)	69	49	-29.0%	(20)
Total operating wells					6,267	6,211	-0.9%	(56)
Injection					269	269	0.0%	0
Production					5,998	5,942	-0.9%	(56)
Crude					3,126	2,884	-7.7%	(242)
Non associated gas					2,872	3,058	6.5%	186
Selected operating infrastructure(1)
Drilling rigs					188	224	19.1%	36
Offshore platforms					199	215	8.0%	16

(1)	As of December 31 of each year.

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	4/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Seismic Information	During the fourth quarter of 2007, kilometers covered by 2D seismic studies decreased by 1.5%, while the area covered by 3D seismic studies increased by 4,960 km2 as compared to the same quarter of 2006.

The decrease in 2D studies was due to lower activity in the Southern region projects, whereas the increase in 3D studies was the result of greater acquisition of data in the Golfo de México B and Golfo de México Sur projects in the deep waters of the Gulf of Mexico.
Table 5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Seismic studies

	Fourth quarter (Jul.-Sep.)				Twelve months ending Dec. 31
	2006	2007	Change		2006	2007	Change
Seismic information
2D (km)	846	833	-1.5%	(13)	2,173	1,121	-48.4%	(1,052)
3D (km2)	613	5,573		4,960	2,742	11,850		9,108

Note: Numbers may not total due to rounding.

Numbers include seismic studies for both exploration and development.

Deep Water Exploration Program	The exploration program for 2008 includes the acquisition of more than 20 thousand km and 8 thousand km2 of 2D and 3D seismic information, respectively. In addition, two exploratory wells are scheduled to be drilled in the Golfo de Mexico B region.

Discoveries	Our main discoveries during the third quarter of 2007 were:
Table 6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary
Companies Main discoveries

Successful wells in
Project	4Q07	Geologic age	Initial production	Type
Burgos	Fémur-1	Oligocene	2.1 MMcfd	Dry gas
	Aceitero-1	Eocene	1.0 MMcfd	Dry gas
	Axón-1	Paleocene	1.0 MMcfd	Dry gas
	Oasis-1001	Paleocene-K	0.9 MMcfd	Dry gas
	Oasis-401	Paleocene-K	1.1 MMcfd	Dry gas

Veracruz	Obertura-1	Pliocene	3.0 MMcfd	Dry gas

Cuencas del Sureste	Kuil-1	Cretaceous	2.6 Mbd	Light crude

4Q07 Cantarell	The main developments at the Cantarell project during the fourth quarter of 2007 were the following:
•	completion of 5 development wells,

•	9 major and 10 minor well workovers,

•	construction of the oil-gas pipeline with subsea completion to the Akal-BN platform, and

•	installation of the gas-lift pipeline for the Akal-BN drilling platform.
The installation of the nitrogen recovery unit (NRU) in the Ciudad Pemex facility is expected to be completed in the first quarter of 2008. As of December 31, 2007, the construction of the NRU was 94% complete.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	5/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

4Q07 Ku-Maloob- Zaap	On December 30, 2007, the Ku-Maloob-Zaap project registered a production record of 664 Mbd, due to the start up of several wells.

During the fourth quarter of 2007, the main activities were:
•	completion of 7 development wells,

•	13 major and 1 minor well workovers,

•	installation of the Zaap-C habitation and production platform,

•	completion of the Ku-H telecommunications platform,

•	construction of the oil pipeline from PB-KU-A2 to E-KU-A2, and

•	construction of the Maloob-C drilling platform. The construction of the Maloob-C drilling platform is scheduled to start during the first quarter of 2008. Completion of this platform is expected by the first quarter of 2009.

2007 Technological	During 2007, the main technological developments were:
Developments
•	implementation of pressure maintenance systems in the Ku-Maloob-Zaap and Jujo-Tecominoacán projects using nitrogen injection,

•	completion of 21 horizontal wells in the Burgos, Arenque, Tres Hermanos, Tamaulipas- Constituciones, Poza Rica, Cantarell and Ku-Maloob-Zaap projects,

•	drilling of 2 multilateral wells in the Tamaulipas- Constituciones and Ogarrio Magallanes projects, and

•	conclusion of 3 wells with subsea completion in the Cantarell project.

2008 Projects	The main projects to be executed in 2008 are:
•	Cantarell,

•	Strategic Gas Program,

•	Aceite Terciario del Golfo (previously know as Chicontepec),

•	Ku-Maloob-Zaap,

•	Burgos,

•	Veracruz,

•	A.J. Bermúdez,

•	Bellota-Chinchorro,

•	Jujo-Tecominoacán,

•	Golfo de México B,

•	Campeche Oriente,

•	Campeche Poniente,

•	Litoral de Tabasco Marino,

•	Comalcalco, and

•	Julivá.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	6/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Gas and Basic Petrochemicals

4Q07 Gas Processing	During the fourth quarter of 2007, total on-shore natural gas processing grew by 1.6% as compared to the fourth quarter of 2006. This increase was the result of a 43 MMcfd growth in sweet wet gas processing, due to higher production from the Burgos basin, and a 25 MMcfd increase in the processing of sour wet gas, due to higher volumes from the offshore regions.

During the fourth quarter of 2007, dry gas production decreased by 0.3%. Natural gas liquids production decreased by 6.8% as compared to the same period of 2006 due to a reduction in the volume of condensates production from 77 to 56 Mbd.

2007 Gas Processing	During 2007, total on-shore natural gas processing grew by 3.3% as compared to 2006, as a result of higher volumes of sweet wet gas processing, which was due to greater production from the Burgos basin.
Table 7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas processed and dry gas production

	Fourth quarter (Jul.-Sep.)				Twelve months ending Dec. 31
	2006	2007	Change		2006	2007	Change
	(MMcfd)				(MMcfd)
On-shore gas processed	4,134	4,201	1.6%	67	4,153	4,288	3.3%	135
Sour wet gas	3,089	3,113	0.8%	25	3,203	3,162	-1.3%	(40)
Sweet wet gas	1,045	1,088	4.1%	43	950	1,125	18.5%	175

Production
Dry gas	3,482	3,472	-0.3%	(10)	3,445	3,546	3.0%	102
Natural gas liquids (Mbd)(1)	404	377	-6.8%	(27)	436	405	-7.2%	(31)

(1)	Includes other streams to fractionation.

Note: Numbers may not total due to rounding.

Infrastructure Projects 4Q07	By the end of December 2007, the construction of cryogenic plants 5 and 6 in the Burgos Gas Processing Center (GPC) was 61% complete. Likewise, construction of the Emiliano Zapata compression station in the state of Veracruz, was 94.5% complete.

On December 24, 2007, Gasoductos de Chihuahua commenced operations at the Burgos-Monterrey liquefied petroleum gas system.

2008 Projects	The main projects to be carried out in 2008 are:
•	the construction and close-out of cryogenic plants 5 and 6 in Reynosa, Tamaulipas,

•	capacity increase of the gas processing center in Poza Rica, Veracruz, and

•	construction of the compression station in Emiliano Zapata, Veracruz.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	7/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Refining

Processing 4Q07	During the fourth quarter of 2007, total crude oil processing decreased by 2.3% as compared to the same period of the previous year. The decrease was primarily due to scheduled maintenance in the primary plants.

Heavy crude oil processing increased by 5.6%, while light crude oil processing decreased by 7.1% during the fourth quarter of 2007 in order to maximize production of higher value added petroleum products.

Processing 2007	During 2007, total crude oil processing decreased by 1.1% as compared to 2006, as a result of the pipeline attacks in July and September 2007 and of adverse weather conditions.
Table 8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil processing

	Fourth quarter (Jul.-Sep.)				Twelve months ending Dec. 31
	2006	2007	Change		2006	2007	Change
	(Mbd)				(Mbd)
Total processed	1,283	1,254	-2.3%	(29)	1,284	1,270	-1.1%	(14)
Heavy Crude	487	514	5.6%	27	500	484	-3.3%	(17)
Light Crude	796	740	-7.1%	(56)	784	786	0.3%	2

Capacity Utilization	As a consequence of the decrease in our crude oil processing during the fourth quarter of 2007, our primary distillation capacity utilization rate decreased from 84 to 82.0%.

4Q07 Production	During the fourth quarter of 2007, the average production of petroleum products decreased by 71 Mbd, as compared to the same period of 2006, decreasing to an average production of 1,455 Mbd.

Production of gasoline, fuel oil and liquefied petroleum gas (LPG) decreased by 2.6%, 15.0%, and 4.2%, respectively, as a result of lower crude processing.

2007 Production	During 2007, the average production of petroleum products decreased by 34 Mbd, as compared to 2006, falling to an average of 1,511 Mbd.

Production of fuel oil decreased by 7.3% and LPG production fell by 6.3%, as a result of less crude oil processing.
Table 9

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Petroleum products

	Fourth quarter (Jul.-Sep.)				Twelve months ending Dec. 31
	2006	2007	Change		2006	2007	Change
	(Mbd)				(Mbd)
Total production	1,526	1,455	-4.7%	(71)	1,546	1,511	-2.2%	(34)
Gasolines	462	450	-2.6%	(12)	457	457	0.0%	(0)
Fuel oil	312	265	-15.0%	(47)	325	301	-7.3%	(24)
Diesel	336	335	-0.1%	(0.2)	328	334	1.8%	6
Liquefied petroleum gas (LPG)(1)	222	213	-4.2%	(9)	241	226	-6.3%	(15)
Jet Fuel	67	63	-5.6%	(4)	65	66	2.3%	2
Other(2)	127	128	0.8%	1	130	128	-1.8%	(2)

(1)	Excludes butylene and propylene and includes isobutanes from Pemex-Gas and Basic Petrochemicals and butane from Pemex-Petrochemicals.

(2)	Includes mainly paraffins, furfural extract, aeroflex, asphalt, among others.

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	8/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

2008 Projects	The main projects to be carried out in 2008 are:
•	sulfur reduction program for gasoline and diesel,

•	construction, rehabilitation and operational sustainability of pipelines and facilities,

•	modernization of our tanker fleet,

•	reconfiguration of the Minatitlán refinery,

•	residual conversion at the Salamanca refinery,

•	sustainability of production,

•	energy trains,

•	studies for the reconfiguration of Salina Cruz and Tula, and

•	feasibility study for a new refinery.

4Q07 Variable Refining Margin	In the fourth quarter of 2007, PEMEX’s variable refining margin[3] decreased by 22.1%, as compared to the fourth quarter of 2006, from US$5.4 to US$4.2 per barrel, primarily as a result of higher prices of crude oil.

Franchises	From to December 31, 2006 to December 31, 2007, the number of franchised gas stations rose by 5.1%, from 7,554 to 7,940 franchises.

Minatitlan Reconfiguration	As of December 21, 2007, the reconfiguration of the Minatitlán refinery was 75% complete. The program for the five remaining contracts for engineering, procurement and construction services is scheduled for completion in February 2009. Total estimated investment is US$3.1 billion.

[3]	The variable refining margin is an estimate of operating income per barrel of crude oil processed. Operating income is calculated as total revenues minus the cost of raw materials, auto consumption (fuel oil and natural gas used to operate the refineries, and auxiliary services (electric power, water and catalysts).

PEMEX Unaudited Financial Results Report as of December 31, 2007.	9/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Petrochemicals

4Q07 Production	During the fourth quarter of 2007, total petrochemicals production was 2,668 thousand tons (Mt), 2.7% lower than production recorded in the same quarter of 2006. This decrease was primarily driven by:
•	lower production of ethane derivatives, primarily due to maintenance at the Morelos petrochemical complex, and

•	lower production of aromatics and derivatives, primarily due to lower volumes of long residue from Salina Cruz,

•	which were offset by higher production of ammonia, which was increased to satisfy the higher demand for urea production.

2007 Production	During 2007, total petrochemicals production was 11,756 thousand tons (Mt), 7.3% greater than the production recorded in 2006. This increase was primarily a result of an increase in the production of ammonia, vinyl chloride, hexane and chlorhydric acid.
Table 10

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of petrochemicals

	Fourth quarter (Jul.-Sep.)				Twelve months ending Dec. 31
	2006	2007	Change		2006	2007	Change
	(Mt)				(Mt)
Total production	2,741	2,668	-2.7%	(74)	10,961	11,756	7.3%	796
Methane derivatives
Ammonia	130	235	81.2%	105	592	760	28.4%	168
Methanol	32	12	-61.5%	(19)	85	12	-85.7%	(73)
Ethane derivatives
Ethylene	284	190	-33.3%	(95)	1,128	1,001	-11.2%	(127)
Ethylene oxide	89	49	-44.8%	(40)	361	301	-16.5%	(59)
Low density polyethylene	82	79	-2.9%	(2)	352	358	1.8%	6
High density polyethylene	36	17	-54.2%	(20)	167	156	-6.5%	(11)
Vinyl chloride	65	58	-10.5%	(7)	209	235	12.5%	26
Aromatics and derivatives
Toluene	55	27	-51.0%	(28)	203	175	-14.2%	(29)
Ethylbenzene	47	26	-45.2%	(21)	156	149	-4.0%	(6)
Benzene	40	21	-48.3%	(19)	135	118	-12.1%	(16)
Propylene and derivatives
Acrylonitrile	N/D	11		—	N/D	24		—
Polypropylene	81	79	-2.6%	(2)	340	353	4.0%	13
Others(1)	1,800	1,863	3.5%	63	7,233	8,112	12.2%	879

(1)	Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, chlorhydric acid, muriatic acid, hexane, heptanes and others.

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	10/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

2008 Projects	The main projects to be carried out in 2008 are:
•	for ethane derivatives:

-	capacity increase of the Morelos facility ethylene plant from 600 to 850 Mt,

-	capacity increase of the Morelos facility ethylene oxide plant from 225 to 360 Mt,

-	capacity increase of the Cangrejera ethylene plant from 600 to 900 Mt, and

-	commencement of ethane derivatives production at the Cangrejera facility.
•	for aromatics:

-	modernization and increase of aromatics at Cangrejera, and

-	increase in annual capacity of the Cangrejera.styrene plant from 150 to 250 Mt.

In addition, on February 18, 2008 the Federal Government announced a mechanism to reactivate the petrochemical sector in Mexico. To this end, PEMEX will bid long term supply agreements for ethane and natural gasolines to private investors interested in building new petrochemical facilities for producing ethane and its derivatives.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	11/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

International Trade4

4Q07 Crude Oil Exports	During the fourth quarter of 2007, crude oil exports averaged 1,621 Mbd, 2.5% less than the average volume recorded during the fourth quarter of 2006, as a result of lower crude oil production.

Approximately 88% of total crude oil exports were heavy crude oil (Maya and Altamira); the remainder consisted of light and extra-light crude oil (Isthmus and Olmeca).

80% of total crude oil exports wasdelivered to the United States, while the remaining 20% was distributed among Europe (9%), the rest of the Americas (8%) and the Far East (3%).

The weighted average export price of the Mexican crude oil basket was US$77.3 per barrel in the fourth quarter of 2007, 59.1% higher than the weighted average price of US$48.6 per barrel in the fourth quarter of 2006.

2007 Crude Oil Exports	During 2007, crude oil exports averaged 1,686 Mbd, 5.9% less than the average export volume recorded during 2006, as a result of lower crude oil production.

The weighted average export price of the Mexican crude oil basket was US$61.6 per barrel, 16.2% higher than the weighted average price of US$53.0 in 2006.

4Q07 Petroleum products and Petrochemicals Exports	Exports of petroleum products averaged 134 Mbd, 25.7% less than during the fourth quarter of 2007, primarily due to a decrease in sales of naphtha and fuel oil, which were partially offset by higher sales of long residue.

Petrochemicals exports totaled 174 Mt, a decrease of 5.2% due to lower sales of butadiene, ethylene and benzene.

2007 Petroleum products and Petrochemicals Exports	Exports of petroleum products averaged 176 Mbd, 6.4% less compared to 2006, primarily as a result of lower sales of naphtha and fuel oil, which were partially offset by higher sales of diesel.

Exports of petrochemical products decreased by 9.4%, or 77 Mt, totaling 746 Mt for the year, due to lower sales of sulfur, low density polyethylene, benzene, ethylene and glycols, which were partially offset by greater ammonia exports.

4Q07 Natural Gas Exports	Exports reached 87 MMcfd during the fourth quarter of 2007, as compared to 69 MMcfd during the same period in 2006.

2007 Natural Gas Exports	Natural gas exports reached 139 MMcfd during 2007, as compared to 33 MMcfd during 2006, as a result of an increase in natural gas production.

[4]	According to data provided by PMI Comercio Internacional (PMI).

PEMEX Unaudited Financial Results Report as of December 31, 2007.	12/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table 11

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Exports(1)

	Fourth quarter (Jul. - Sep.)				Twelve months ending Dec 31
	2006	2007	Change		2006	2007	Change
Crude oil (Mbd)(2)
Total	1,663	1,621	-2.5%	(42)	1,793	1,686	-5.9%	(107)
Heavy	1,373	1,420	3.4%	47	1,494	1,472	-1.4%	(21)
Light	66	49	-26.8%	(18)	68	41	-39.8%	(27)
Extra-Light	223	152	-31.7%	(71)	231	173	-25.1%	(58)
Average Price (US$/b)	48.6	77.3	59.1%	28.7	53.0	61.6	16.2%	8.6
Natural gas (MMcfd)	69	87	27.2%	19	33	139	323.6%	106
Petroleum Products (Mbd)	180	134	-25.7%	(46)	188	176	-6.4%	(12)
Petrochemicals (Mt)	184	174	-5.2%	(9)	824	746	-9.4%	(77)

(1)	Source: P.M.I. ®, except natural gas. Preliminary data.

(2)	Excludes the volume of crude oil under processing agreements.

Note: Numbers may not total due to rounding.

4Q07 Imports	In the fourth quarter of 2007, natural gas imports averaged 489 MMcfd, 39.0% more than the average imports recorded during the same period in 2006, due primarily to the higher demand of the power generation sector.

Imports of petroleum products increased by 25.4%, from 458 to 574 Mbd. This increase was primarily attributable to greater gasoline imports.

Petrochemical imports increased by 10.0%, to 118 Mt, primarily due to higher methanol purchases.

2007 Imports	During 2007, natural gas imports averaged 397 MMcfd, 12.0% less than those recorded during 2006, due primarily to higher natural gas production by PEMEX.

Imports of petroleum products increased by 14.6%, from 431 to 494 Mbd. This increase was primarily attributable to greater imports of gasoline, which totaled 308 Mbd during 2007.
Table 12

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Imports(1)

	Fourth quarter (Jul.-Sep.)				Twelve months ending Dec. 31
	2006	2007	Change		2006	2007	Change
Natural gas (MMcfd)	352	489	39.0%	137	451	397	-12.0%	(54)
Petroleum products (Mbd)(2)	457.9	574.0	25.4%	116	431.1	493.9	14.6%	63
Petrochemicals (Mt)	107.3	118.1	10.0%	11	435.6	425.1	-2.4%	(11)

(1)	Source: P.M.I.®, except natural gas. Preliminary data.

(2)	Includes the volume of imported products under processing agreements. Also includes 67 Mbd and 68 Mbd of LPG for the fourth quarters of 2006 and 2007, respectively.

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	13/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Financial Results for the Quarter ended December 31, 2007
Sales

4Q07 Total Sales	During the fourth quarter of 2007, total sales, including revenues from services, increased by 25.4% in constant pesos as compared to the fourth quarter of 2006, from Ps. 249.9 billion to Ps. 313.2 billion. This increase was primarily due to an increase in the weighted average crude oil export price.

2007 Total Sales	During 2007, total sales, including revenues from services, increased by 2.9% in constant pesos as compared to 2006, from Ps. 1,103.5 billion to Ps. 1,135.0 billion. This increase was primarily due to an increase in the weighted average crude oil export price.

4Q07 Domestic Sales	During the fourth quarter of 2007, domestic sales increased by 13.4% as compared to the fourth quarter of 2006, from Ps. 138.0 billion to Ps. 156.5 billion. The increase was a result of the following:
•	Natural gas sales increased by 18.8%, from Ps. 18.0 billion to Ps. 21.4 billion, due to an 11.8% increase in the volume of natural gas sold, from 2,914 MMcfd to 3,257 MMcfd, which was partially offset by a decrease in the average price of natural gas from US$6.47 to US$5.85 per million British Thermal Unit (MMBtu).

•	Sales of petroleum products increased by 13.6%, from Ps. 113.9 billion to Ps. 129.5 billion. The volume of petroleum products sales increased by 4.2%, from 1,769 Mbd to 1,844 Mbd, primarily due to increases in the demand for gasoline and diesel, the sales of which increased in volume by 6.9% and 6.2%, respectively.

•	Petrochemical product sales decreased by 6.9%, from Ps. 6.1 billion to Ps. 5.6 billion, as a result of a 6.3% decrease in the volume of sales.
Table 13

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Domestic sales*

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Domestic sales	138,019	156,540	13.4%	18,521	14,406	567,290	592,048	4.4%	24,758	54,485
Natural gas	18,029	21,423	18.8%	3,394	1,972	80,888	82,295	1.7%	1,406	7,573
Petroleum products	113,934	129,476	13.6%	15,542	11,916	462,798	486,046	5.0%	23,249	44,730
Gasoline	63,568	66,410	4.5%	2,842	6,112	235,630	252,716	7.3%	17,086	23,257
Diesel	24,298	25,849	6.4%	1,551	2,379	93,834	98,972	5.5%	5,139	9,108
Liquefied petroleum gas (LPG)	14,812	14,817	0.03%	5	1,364	55,834	55,663	-0.3%	(171)	5,123
Other	11,256	22,401	99.0%	11,145	2,061	77,500	78,695	1.5%	1,195	7,242
Petrochemical products	6,056	5,641	-6.9%	(415)	519	23,604	23,706	0.4%	102	2,182

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.8662 = US$1.00 as of December 31, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	14/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table 14

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Volume of domestic sales

	Fourth quarter (Jul.-Sep.)				Twelve months ending Dec. 31
	2006	2007	Change		2006	2007	Change
Natural gas (MMcfd)	2,914	3,257	11.8%	343	2,955	3,071	3.9%	116
Petroleum products (Mbd)	1,769	1,844	4.2%	75	1,763	1,817	3.0%	54
Gasoline	741	792	6.9%	51	718	760	5.9%	42
Diesel	348	370	6.2%	22	345	358	3.9%	14
Liquefied petroleum gas (LPG)	322	319	-1.2%	(4)	306	301	-1.6%	(5)
Other	357	363	1.7%	6	394	397	0.7%	3
Petrochemicals (Mt)	1,012	948	-6.3%	(64)	3,826	3,992	4.4%	167

Note:	Numbers may not total due to rounding.

4Q07 Exports	During the fourth quarter of 2007, export sales totaled Ps. 156.4 billion (US$ 14.4 billion), 40.1% greater than the export sales recorded in the fourth quarter of 2006, of Ps. 111.6 billion. The increase was a result of the following:
•	Crude oil and condensates export sales increased primarily as a result of a 59.1% increase in the weighted average crude oil export price, from US$ 48.6 to US$ 77.3 per barrel, which was partially offset by a 2.5% decrease in the volume of crude oil exports, from 1,663 Mbd to 1,621 Mbd.

•	Natural gas export sales increased from Ps. 0.6 billion to Ps. 0.6 billion, due to an increase in natural gas production.

•	Petroleum products export sales increased by 20.1%, from Ps. 10.8 billion to Ps. 13.0 billion, while the volume of exports of petroleum products decreased by 25.7%, from 180 Mbd to 134 Mbd, as a result of a 29% decrease in the volume of fuel oil exports.

•	Petrochemical products export sales decreased by 50.5%, from Ps. 1.0 billion to Ps. 0.5 billion, and the volume of petrochemical exports decreased by 5.2%, from 184 Mt to 174 Mt.
Table 15

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Exports

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total exports	111,630	156,384	40.1%	44,754	14,392	535,144	541,739	1.2%	6,595	49,855

Crude oil and condensates	99,283	142,304	43.3%	43,021	13,096	479,862	482,332	0.51%	2,470	44,388

Natural gas	580	641	10.3%	60	59	1,062	4,780	350.0%	3,718	440

Petroleum products	10,782	12,953	20.1%	2,171	1,192	50,425	51,844	2.8%	1,419	4,771

Petrochemical products	985	487	-50.5%	(497)	45	3,794	2,783	-26.7%	(1,012)	256

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.8662 = US$1.00 as of December 31, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	15/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Cost of Sales

4Q07	In the fourth quarter of 2007, cost of sales increased by 26.5%, or Ps. 29.3 billion, as compared to the fourth quarter of 2006, to Ps. 139.8 billion (US$12.9 billion). The increase was primarily the result of the following:

•	an increase of Ps. 31.2 billion in product purchases,

•	an increase of Ps. 6.8 billion in depreciation and amortization, and

•	a decrease of Ps. 11.6 billion in inventory fluctuation.

2007	During 2007, cost of sales increased by 10.1%, or Ps. 42.4 billion, as compared to 2006, to a total of Ps. 460.7 billion (US$42.4 billion). The increase was primarily the result of the following:
•	an increase of Ps. 58.2 billion in product purchases, and

•	an increase of Ps. 7.0 billion in depreciation and amortization.
Gross Income

4Q07	Due to the increase in the average export price of crude oil, gross income totaled Ps. 173.5 billion pesos (US$16.0 billion) during the fourth quarter of 2007, a 24.5% increase as compared with the same period of 2006.

2007	During 2007, gross income totaled Ps. 674.3 billion (US$62.1 billion), a reduction of 1.6% as compared to 2006.

General Expenses

4Q07 Distribution Expenses	During the fourth quarter of 2007, distribution expenses decreased by 17.1%, from Ps. 7.3 billion to Ps. 6.0 billion (US$0.6 billion), primarily due to a reduction in accounts in collections.

4Q07 Adminis- trative Expenses	During the fourth quarter of 2007, administrative expenses increased by 1.0% from Ps. 18.2 billion to Ps. 18.3 billion (US$ 1.7 billion).

Operating Income

4Q07	In the fourth quarter of 2007, operating income totaled Ps. 149.1 billion (US$13.7 billion), 30.8% greater than operating income for the fourth quarter of 2006 of Ps. 113.9 billion.

2007	During 2007, operating income totaled Ps. 589.6 billion (US$54.3 billion), 2.4% less than operating income for 2006 of Ps. 604.3 billion, primarily due to the Ps. 42.4 billion increase in cost of sales.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	16/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Other Expenses (Revenues), net

4Q07	In the fourth quarter of 2007, other revenues increased from Ps. 4.6 billion to Ps. 32.8 billion (US$3.0 billion), primarily due to a greater tax credit attributable to the negative rate of the Special Tax on Production and Services (IEPS). [5]

2007	During 2007, other revenues increased from Ps. 61.2 billion to Ps. 85.0 (US$7.8 billion), primarily due to a greater credit of the Special Tax on Production and Services (IEPS).

Comprehensive financing result

4Q07	During the fourth quarter of 2007, comprehensive financing cost decreased by Ps. 1.6 billion, or 56.0%, from an expense of Ps. 2.9 billion to an expense of Ps. 1.3 billion (US$ 0.1 billion). This decrease resulted from:

•	a decrease of Ps. 4.9 billion in net interest and financial products expense,

•	a decrease of Ps. 1.7 billion in monetary gain, and

•	a decrease of Ps. 1.6 billion in foreign exchange gain.
Table 16

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Comprehensive financing result

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)			(US$mm)
Comprehensive financing result	2,905	1,277	-56.0%	(1,628)	118	23,847	19,901	-16.5%	(3,945)	1,831
Financial income(1)	6,276	(10,171)		(16,447)	(936)	(9,904)	(26,274)		(16,370)	(2,418)
Financial cost(1)	6,800	18,367		11,567	1,690	46,100	57,843	25.5%	11,743	5,323

Foreign exchange loss (gain)	(3,075)	(1,508)	-51.0%	1,567	(139)	2,471	1,340	-45.8%	(1,131)	123

Monetary loss (gain)	(7,096)	(5,411)	-23.7%	1,685	(498)	(14,819)	(13,008)	-12.2%	1,812	(1,197)

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.8662 = US$1.00 as of December 31, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	The financial cost and financial income include the effect of financial derivatives.

Note:	Numbers may not total due to rounding.
Participation in results of subsidiary entities

4Q07	Participation in results of subsidiary entities decreased by 81.1% from Ps. 4.3 billion during the fourth quarter of 2006 to Ps. 0.8 billion during the fourth quarter of 2007.

[5]	Under the current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the IEPS and transfers it to the Federal Government. The difference between the retail price, or final price, and the producer price is the IEPS rate. The final price of gasoline and diesel is established by SHCP. The producer price of PEMEX is referenced to that of an efficient refinery in the Gulf of Mexico. During the fourth quarter of each of 2006 and 2007, the retail price was less than the producer price, resulting in a credit to PEMEX.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	17/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Income before Taxes and Duties

4T07	During the fourth quarter of 2007, income before taxes and duties was Ps. 181.5 billion (US$16.7 billion), as compared to Ps. 120.0 billion recorded in the fourth quarter of 2006. The Ps. 61.5 billion, or 51.3% increase, resulted primarily from:
•	an increase of Ps. 35.1 billion in operating income, and

•	an increase of Ps. 28.2 billion in other net revenues.

2007	During 2007, income before taxes and duties was Ps. 660.2 billion (US$60.8 billion), as compared to Ps. 651.7 billion during 2006. The 1.3% increase resulted primarily from:
•	an increase of Ps. 23.7 billion in other net revenues, which was partially offset by

•	a decrease of Ps. 14.7 billion in operating income.
Taxes and Duties6

4T07	During the fourth quarter of 2007, taxes and duties paid increased by 70.4% in real terms, from Ps. 124.3 billion in the fourth quarter of 2006 to Ps. 211.7 billion, primarily due to the effect of costs of Pemex-Exploration and Production, which were above the cap on deductible costs established by the Ordinary Hydrocarbons Duty. Therefore, any increase in costs above the current limit will not be translated in a proportional reduction in the tax base.

2007	During 2007 taxes and duties paid increased by 11.8% in real terms, from Ps. 604.8 billion in 2006 to Ps. 676.3 billion, primarily due to the effect of costs of Pemex-Exploration and Production, which were above the cap on deductible costs established by the Ordinary Hydrocarbons Duty

[6]	Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP pays other duties.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	18/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table 17

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Taxes and duties

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total taxes and duties	124,275	211,730	70.4%	87,455	20,223	604,765	676,278	11.8%	71,514	62,237
Hydrocarbon duties	121,401	200,545	65.2%	103,660	18,456	583,184	650,960	11.6%	84,735	59,907

Ordinary hydrocarbons duty	94,417	169,153	79.2%	74,736	15,567	504,450	559,408	10.9%	54,958	51,482

Duty on crude oil extraction	(34)	—		34	—	—	—		—	—

Extraordinary duty on crude oil exports	2,445	7,434		4,989	684	16,140	16,511	2.3%	371	1,519

Hydrocarbons duty for the oil revenues stabilization fund	9,959	15,791	58.6%	5,833	1,453	47,625	61,254	28.6%	13,629	5,637
Duty on hydrocarbons for the fund for scientific and technological research on energy	85	138	62.5%	53	13	419	457	9.0%	38	42
Duty for fiscal monitoring of oil activities	5	8	66.0%	3	1	25	27	9.2%	2	3

Excess gains duty	1,351	—		(1,351)	—	8,224	—		(8,224)	—
Other taxes and duties(1)	1,522	11,186		9,663	1,029	13,357	25,319		11,962	2,330
Inflation recognition	14,525	8,021		(6,504)	738	14,525	13,303		(1,222)	1,224

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.8662 = US$1.00 as of December 31, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.
Net income

4Q07	During the fourth quarter of 2007, PEMEX recorded a net loss of Ps. 30.3 billion (US$2.8 billion), as compared to a net loss of Ps. 4.3 billion in the fourth quarter of 2006. This decrease is primarily explained by:
•	an increase in taxes and duties of Ps. 87.4 billion,

•	an increase in sales of Ps. 63.4 billion, and

•	an increase in the cost of purchased products of Ps. 31.2 billion.

2007	During 2007, PEMEX recorded net loss of Ps. 16.1 billion (US$ 1.5 billion), as compared to positive net income of Ps. 47.0 billion in 2006. This increase in net loss is primarily explained by:
•	an increase in taxes and duties of Ps. 71.5 billion, and

•	an increase in the cost of purchased products of Ps. 58.2 billion.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	19/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

EBITDA

4Q07	During the fourth quarter of 2007, earnings before interest, taxes, depreciation and amortization, or EBITDA, increased by 43.4%, from Ps. 158.9 billion in the fourth quarter of 2006 to Ps. 227.9 billion (US$21.0 billion) in the fourth quarter of 2007.

2007	During 2007, EBITDA increased by 2.7%, from Ps. 815.7 to Ps. 837.8 billion (US$ 77.1 billion).
Table 18

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
EBITDA reconciliation

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Net income (loss)	(4,305)	(30,259)		(25,955)	(2,785)	46,953	(16,127)		(63,080)	(1,484)
+ Taxes and duties	124,275	211,730	70.4%	87,455	19,485	604,765	676,278	11.8%	71,514	62,237
+ Comprehensive financing result	2,905	1,277	-56.0%	(1,628)	118	23,847	19,901	-16.5%	(3,945)	1,831
+ Depreciation and amortization	17,451	24,252	39.0%	6,801	2,232	65,672	72,601	10.5%	6,928	6,681
+ Cost of the reserve for retirement payments	18,580	20,862	12.3%	2,282	1,920	74,493	85,153	14.3%	10,660	7,837
EBITDA	158,906	227,862	43.4%	68,956	20,970	815,729	837,807	2.7%	22,077	77,102

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.8662 = US$1.00 as of December 31, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	20/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Assets

Current	Current assets increased by 7.8%, or Ps. 31.1 billion, from Ps. 399.4 billion at December 31,
assets	2006 to Ps. 430.5 billion at December 31, 2007.
•	cash and cash equivalents decreased by 11.2%, or Ps. 22.0 billion,

•	accounts receivable increased by 15.9%, or Ps. 22.5 billion, and

•	the value of inventories increased by 49.3%, or Ps. 30.6 billion.

Investments in shares	Investments in shares increased by 0.9%, or Ps. 0.3 billion, from Ps. 32.8 billion to Ps. 33.0 billion.

Fixed Assets	Properties and equipment increased by 7.5%, or Ps. 55.3 billion.

Other Assets	Other assets decreased by 27.7%, or Ps. 1.2 billion, primarily due to a decrease in pre paid insurance expenses.

Total Assets	As of December 31, 2007, our assets totaled Ps. 1,331.1 billion (US$122.5 billion), representing a 6.5%, or Ps. 81.1 billion increase as compared to total assets as of December 31, 2006.
Liabilities

Current Liabilities	Short-term liabilities increased by 61.2%, or Ps. 107.8 billion, to Ps. 284.1 billion (US$26.1 billion) at December 31, 2007, primarily as a result of an increase in taxes payable.

Long Term Liabilities	Long-term liabilities decreased by 3.6%, or Ps. 37.1 billion, to Ps. 995.2 billion (US$ 91.6 billion) at December 31, 2007, primarily due to a decrease in long-term debt.

Total Liabilities	Total liabilities increased by 5.9% as compared to the level at December 31, 2006, to Ps. 1,279.3 billion (US$117.7 billion), primarily due to an increase in taxes payable and in the reserve for retirement payments, pensions, and seniority premiums.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	21/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Equity
Total equity increased by Ps. 10.3 billion, from Ps. 41.5 billion at December 31, 2006 to Ps. 51.8 billion (or US$4.8 billion) at December 31, 2007. The increase in equity was due to:
•	a restatement of non-monetary assets of Ps. 18.4 billion,

•	a payment of Ps. 11.2 billion to PEMEX from the Fund for the Stabilization of Investment and Infrastructure and the Fund of Excess, and

•	an increase of Ps. 16.4 billion in cumulative losses, due to the net income generated in the previous twelve months.
Table 19

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Equity

	As of December 31,
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Total equity	41,456	51,804	25.0%	10,348	4,767
Certificates of contribution	96,958	96,958	0.0%	(0)	8,923
Increase in equity	133,297	144,454	8.4%	11,158	13,294
Restatement of equity	159,893	178,302	11.5%	18,408	16,409

Effect of the reserve for retirement payments	(48,327)	(51,760)	7.1%	(3,433)	(4,763)

Financial derivatives	(1,762)	(1,157)	-34.3%	605	(107)
Accumulated net income (losses)	(298,603)	(314,994)	5.5%	(16,390)	(28,988)
From prior years	(345,557)	(298,867)	-13.5%	46,690	(27,504)
Net income (loss) for the period	46,953	(16,127)		(63,080)	(1,484)

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.8662 = US$1.00 as of December 31, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	22/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Changes in Financial Position

Funds Provided by Operating Activities	Funds provided by operating activities totaled Ps. 185.2billion (US$17.0billion) in the fourth quarter of 2007, as compared to Ps.136.0 billion in the fourth quarter of 2006.

Funds Provided by Financing Activities	Funds provided by financing activities totaled Ps. 78.9 billion (US$ 8.3 billion).

Funds Used in Investing Activities	Funds used in investing activities totaled Ps. 128.2 billion (US$ 11.8 billion), primarily due to acquisition of property, plants and equipment.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	23/39
www.pemex.com

PEMEX
Corporate Finance Office — Investor Relations

Investing and Financing and Activities
Investing Activities

2007	Investments in 2007 are estimated to have totaled Ps. 169.7 billion (US$15.6 billion)[7]. The allocation of total investments by subsidiary entity was as follows:
•	Ps. 148.5 billion for Exploration and Production[8],

•	Ps. 16.0 billion for Refining,

•	Ps. 3.9 billion for Gas and Basic Petrochemicals,

•	Ps. 1.1 billion for Petrochemicals, and

•	Ps. 0.3 billion for Petróleos Mexicanos.

2008	Investments for 2008 are expected to total Ps. 217.9 billion (US$19.4 billion)[9]. The allocation of total investments by subsidiary entity is as follows:
•	Ps. 181.3 billion for Exploration and Production[10],

•	Ps. 24.9 billion for Refining,

•	Ps. 6.6 billion for Gas and Basic Petrochemicals,

•	Ps. 4.1 billion for Petrochemicals, and

•	Ps. 1.0 billion for Petróleos Mexicanos.
Investment data is subject to budgetary adjustments.
Financing Activities

2007	During 2007, PEMEX raised US$3.5 billion:
Financing Operations	•	US$1.0 billion was through through Export Credit Agencies (ECA’s) in foreign financial markets, and
	•	US$2.5 billion was raised by using the syndicated revolving credit facility.

2008 Financing Operations	During 2008 we expect to raise US$5.0 billion through ECA’s, bank loans and/or placements of debt securities in the Mexican or international capital markets.

[7]	Preliminary data. Exchange rate Ps. 10.8862 per dollar.

[8]	Includes upstream maintenance expenditures.

[9]	Estimated exchange rate Ps. 11.2000 per dollar.

[10]	Includes upstream maintenance expenditures.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	24/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

2007 Liquidity Management	On September 17, 2007, PEMEX entered into a US$2,500 million syndicated revolving credit facility which replaces two US$1.25 billion syndicated revolving credit facilities. The new credit facility comprises 2 tranches:

• Tranche A: US$1.25 billion with a 3-year maturity.
• Tranche B: US$1.25 billion with a 5-year maturity.

During the first two years, PEMEX will be allowed to request two extensions of 365 days each. The financial institutions providing the facility have the discretion to accept or reject any extension request.

This facility can be used by either the Pemex Project Funding Master Trust and/or Petróleos Mexicanos.

4Q07 Liability Management	During the fourth quarter of 2007, the Pemex Project Funding Master Trust simultaneously launched two cash tenders to repurchase its outstanding debt securities, through which the Master Trust acquired US$5.8 billion. The maturity of the tendered securities ranged from 2008 to 2027. The securities repurchased were canceled.

As part of our liability management strategy, on October 22, 2007, the Master Trust issued:

• US$1.5 billion of 5.75% Notes due 2018, and
• US$0.5 billion of 6.625% Bonds due 2035 through a reopening of its June 2005 issue.

Through these liability management operations, PEMEX reduced the concentration of its short term debt maturities, consolidated its yield curve, which is now a more efficient reference for future financing operations, and reduced the aggregate amount of its outstanding consolidated debt.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	25/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Debt

Total	Total consolidated debt,[11] including accrued interest, totaled Ps. 500.9 billion (US$46.1 billion) at December 31, 2007. This figure represents a decrease of 15.2%, or Ps. 89.8 billion, as compared to the total at December 31, 2006. The decrease was primarily due to a decrease in long-term debt. At December 31, 2007:

• short-term debt totaled Ps. 71.5 billion (US$ 6.6 billion), and
• long-term debt totaled Ps. 429.4 billion (US$ 39.5 billion).

Net	Net debt, or the difference between total debt and cash and cash equivalents, decreased by Ps. 67.9 billion, from Ps. 394.9 billion at December 31, 2006 to Ps. 327.1 billion (US$30.1 billion) at December 31, 2007.
Table 20

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated total debt

	As of December 31,
	2006	2007	Change		2007
	(Ps.mm)				(US$mm)
Total debt	590,716	500,879	-15.2%	(89,837)	46,095
Short-term	66,240	71,523	8.0%	5,283	6,582
Long-term	524,475	429,355	-18.1%	(95,120)	39,513

Cash & cash equivalents	195,776	173,818	-11.2%	(21,959)	15,996

Total net debt	394,939	327,061	-17.2%	(67,878)	30,099

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.8662 = US$1.00 as of December 31, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.

[11]	Total consolidated debt consists of documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Fideicomiso F/163, RepCon Lux, S.A. and PEMEX Finance, Ltd.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	26/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Maturity	The following table shows the maturity profile of PEMEX’s total debt:
Profile
Table 21

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Maturity profile

		As of December 31,
		(Ps. mm)	US$mm
Documented debt in pesos		94,013	8,652
	2008	652	60
	2009	13,944	1,283
	2010	20,085	1,848
	2011	10,300	948
	2012 and beyond	49,033	4,512

Documented debt in other currencies		406,865	37,443
	2008	70,872	6,522
	2009	54,503	5,016
	2010	51,640	4,752
	2011	32,634	3,003
	2012 and beyond	197,216	18,150

Total debt		500,879	46,095

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2007.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	27/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Duration	The following table presents the average duration of our debt exposure:
Table 22

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Average duration of debt exposure

		As of December 31,
	2006	2007	Change
		(Years)
U.S. Dollars	3.9	3.7	(0.2)
Mexican pesos	1.7	2.4	0.7
Euros	3.6	3.2	(0.4)
Japanese yen	1.8	1.4	(0.5)
Total	3.4	3.5	0.1

Note: Numbers may not total due to rounding.

Interest Rate Risk	PEMEX’s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of December 31, 2007, approximately 54.6% of PEMEX’s debt exposure carried fixed interest rates, and the remaining 45.4% carried floating rates.

Currency and	The following table sets forth PEMEX’s debt exposure to currency and interest rate risk:
Interest Rate Sensitivity
Table 23

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Debt exposure
(excluding accrued interest)

			As of December 31,
	2006	2007	2006	2007	2006	2007
			Percentage
	By currency		At fixed rate		At floating rate
U.S. Dollars	77.31%	80.13%	60.58%	55.18%	39.42%	44.82%
Mexican pesos	22.60%	19.78%	38.81%	51.92%	61.19%	48.08%
Euros	0.001%	0.001%	100.00%	100.00%	0.00%	0.00%
Japanese yen	0.09%	0.09%	100.00%	100.00%	0.00%	0.00%
Total	100.0%	100.0%	55.7%	54.6%	44.3%	45.4%

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	28/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Other Relevant Topics

Social Development	During 2007, we contributed Ps. 1.7 billion in support of a variety of charities and development projects in communities in which PEMEX carries out its activities.

Among these charities and projects, the following are notable:

• construction of the Shicbul-Carmen parallel aqueduct in the state of Campeche.
• aid to the inhabitants that were affected by the rains and floods in Tabasco
• supporting fishing programs in Minatitlán, in the state of Veracruz, and
• construction of an underpass on the Matamoros-Monterrey southern beltway, in Tamaulipas.

Sustainable Development	During 2007, PEMEX signed collaboration agreements with Credit Suisse Securities USA LLC and Mitsui for the execution of 18 projects that will allow the reduction of 1.8 annual MMt of green house effect emissions.

Through these agreements, PEMEX seeks to improve the thermal efficiency of its refinerys’ boilers and gas processing complexes and the cessation of gas flaring in oil fields.

Remediation of the Ex Refinery 18 de Marzo	At the beginning of 2007, 22 hectares were remediated. This phase was completed in December 2007. The remediation of the second phase, consisting of 33 hectares, began in January 2008. We expect to deliver 55 remediated hectares by September 2009.

Remediation work is carried out jointly with institutions and national experts using the best available technologies worldwide. The main remediation work includes systems are: removal of sub-surface steams; venting and pumping systems and off-site treatment, which allow total field remediation and the elimination of pollutants in aquifers.

Collaboration agreements with other oil companies	On February 1, 2008, PEMEX and ExxonMobil Ventures Mexico renewed a general collaboration agreement, which was entered into October 2002.

Within this general framework, a specific agreement was signed through which PEMEX seeks to increase its practical knowledge in exploration risks.

On February 22, 2008, PEMEX and Maersk Olie Og Gas signed a non-commercial collaboration agreement for investigation and the of scientific and technological skills.

National and International Tenders	During 2007, PEMEX published 966 national and international tenders inviting companies to help carry out petroleum infrastructure projects. Of the total tenders, 594 were awarded, 201 were voided and 171 were extended to 2008.

Moreover, 48 tenders published during the last months of 2006 were awarded. The 642 contracts awarded during 2007 totaled to Ps. 98.5 billion.

Information about tender processes is available at www.pemex.com and www.compranet.gob.mx.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	29/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Strategy Against Pipeline Tapping	During 2007, PEMEX, through the Program Against Pipeline Tapping, increased its supervisory activities in its pipeline infrastructure. The objective is to decrease illicit tapping, thereby preventing risk to inhabitants and the environment. As a result, 5,500 Mbd less petroleum products. as compared to 4,800 Mbd in 2006 was lost.

Appointments	On October 24, 2007, the Board of Directors of Pemex-Gas and Basic Petrochemicals approved the appointment of Miguel Bueno Fernández as Deputy-Director of Liquefied Gas and Basic Petrochemicals.

On December 5, 2007, the Board of Directors of PEMEX approved the appointment of:

• Jorge Borja Navarrete as Corporate Director of Engineering and Project Development (DCIDP),
• Felipe Luna Melo as Deputy-Director of Planning, Evaluation and Control of the DCIDP, and
• Ignacio López Rodríguez as Deputy-Director of Corporate Services of the Administrative Corporate Office.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	30/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Annex
Table A1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil production by selected fields (quarterly)

							2006				2007
	2000	2001	2002	2003	2004	2005	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
							(Mbd)
Total	3,012	3,127	3,177	3,371	3,383	3,333	3,345	3,329	3,247	3,104	3,158	3,166	3,055	2,951

Northeast Marine Region	1,763	1,986	2,152	2,416	2,441	2,357	2,334	2,289	2,174	2,026	2,074	2,111	2,011	1,901
Cantarell	1,450	1,710	1,889	2,108	2,125	2,029	1,937	1,850	1,751	1,617	1,582	1,580	1,435	1,286
Akal- Nohoch *	1,420	1,673	1,851	2,054	2,079	1,973	1,882	1,797	1,698	1,564	1,529	1,533	1,391	1,239
Sihil	—	—	1	9	6	19	16	14	16	17	18	12	8	10
Ixtoc	12	11	11	11	11	13	14	15	14	13	13	11	11	12
Chac	18	22	17	20	17	12	13	13	12	11	11	11	14	14
Kutz	—	5	9	13	12	12	12	12	12	12	12	12	11	11
Ku	205	176	185	197	191	203	244	278	282	272	310	330	328	342
Zaap	30	26	21	41	57	69	82	76	66	62	89	91	123	148
Maloob	50	45	35	50	53	47	57	64	50	45	55	64	83	91
Others	28	29	21	21	15	9	14	21	27	29	39	47	42	34

Southwest Marine Region	622	554	452	398	388	396	428	454	498	519	522	493	493	515
Chuc	140	118	107	99	93	103	111	106	110	99	96	94	82	78
Caan	182	163	133	114	108	98	93	90	86	84	75	69	69	75
Sinan	—	—	—	0	18	32	39	44	62	65	66	70	66	62
Ixtal	—	—	—	—	—	9	24	45	53	68	77	50	74	73
Taratunich	50	43	39	36	33	22	24	33	39	40	39	35	26	28
Others	250	230	173	148	137	133	137	136	148	164	170	177	175	200

Southern Region	550	509	498	483	473	497	499	501	491	474	475	472	465	449
Samaria	83	83	71	73	62	65	66	64	64	61	67	63	59	58
Jujo	61	56	56	51	44	50	54	58	59	55	53	52	51	50
Puerto Ceiba	17	21	38	46	77	77	63	59	52	45	42	41	41	40
Iride	45	43	43	44	46	50	51	50	46	46	46	42	40	38
Tecominoacán	32	29	27	23	20	22	28	31	30	26	25	24	21	20
Sen	30	33	31	21	13	19	22	22	21	21	21	27	29	29
Cunduacán	24	22	21	23	26	27	23	23	21	18	16	15	13	12
Cárdenas	23	20	16	14	13	15	19	21	18	15	15	14	14	13
Pijije	4	5	9	12	11	13	14	15	15	14	14	14	14	15
Yagual	4	4	4	4	6	12	11	10	11	11	11	13	12	10
Mora	9	6	6	5	4	4	5	9	10	11	12	12	12	11
Jolote	20	16	15	12	11	9	9	9	9	8	7	7	6	6
Ogarrio	4	3	5	5	5	7	7	8	9	10	9	10	10	7
Cactus	11	12	10	12	11	9	8	9	9	8	9	9	9	9
Oxiacaque	13	8	7	6	6	6	6	6	9	10	11	12	11	11
Others	171	147	139	131	117	110	113	109	108	112	117	119	124	119

Northern Region	77	79	75	74	81	84	84	85	84	85	87	89	87	85
Poza Rica	10	11	10	10	11	10	10	10	10	10	10	10	9	9
Arenque	6	8	8	9	8	9	8	9	8	8	8	8	8	7
Coapechapa	0	0	0	0	4	9	10	7	6	6	7	6	5	6
Agua Fría	3	2	2	2	7	6	7	8	8	6	5	4	5	6
Tajín	2	1	1	3	6	6	6	5	5	5	7	8	9	7
Tamaulipas	8	8	7	5	5	5	5	5	5	5	5	4	4	4
Others	49	48	46	44	40	38	37	41	42	45	46	49	48	45

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	31/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas production by selected fields (quarterly)

						2005	2006				2007
	2000	2001	2002	2003	2004	2005	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
							(MMcfd)
Total	4,679	4,511	4,423	4,498	4,573	4,818	5,094	5,281	5,478	5,565	5,816	6,033	6,094	6,285

Northeast Marine Region	737	794	831	940	947	928	931	958	923	870	992	1,129	1,147	1,356
Cantarell	562	635	701	782	786	759	731	739	715	678	782	930	925	1,124
Akal- Nohoch *	543	610	676	750	759	720	687	698	675	634	740	888	873	1,069
Ixtoc	11	13	13	13	13	21	24	21	21	22	19	23	34	31
Sihil	—	—	1	6	2	8	10	9	10	12	13	10	7	12
Kutz	—	2	4	6	5	5	5	5	5	5	5	5	5	5
Chac	7	9	7	9	7	5	5	5	5	5	5	5	6	6
Ku	133	123	98	111	101	103	127	152	150	137	146	138	147	153
Others	42	37	32	47	61	65	73	67	58	56	64	61	75	79

Southwest Marine Region	820	736	621	581	603	655	750	810	908	953	985	940	1,010	1,035
Caan	278	258	215	206	215	206	196	189	181	176	171	159	200	212
May	—	—	—	—	—	24	67	68	65	139	135	121	152	165
Ixtal	—	—	—	—	—	13	35	87	98	122	143	99	151	147
Sinan	—	—	—	1	48	80	94	104	156	136	140	152	144	141
Chuc	177	148	131	119	95	113	118	113	121	109	107	107	93	84
Taratunich	75	67	65	67	66	43	57	73	87	81	79	75	58	61
Others	290	262	209	188	178	176	183	177	200	190	210	227	212	224

Southern Region	1,857	1,743	1,704	1,630	1,495	1,400	1,361	1,318	1,355	1,375	1,365	1,392	1,378	1,277
Iride	68	76	74	77	70	93	109	109	101	106	108	116	104	96
Samaria	113	114	94	99	102	88	78	76	81	76	107	101	88	89
Narvaez	—	—	—	—	—	0	0	—	47	73	87	83	82	85
Muspac	216	212	235	215	145	115	92	86	81	78	76	74	75	24
Sen	86	92	91	64	33	47	56	57	55	55	54	71	73	75
Giraldas	96	102	103	96	89	74	64	61	63	63	60	61	62	62
Cunduacán	64	57	51	55	71	88	99	101	97	92	85	80	61	58
Jujo	82	81	71	58	45	54	64	54	54	57	58	57	53	57
Copano	79	86	80	82	78	65	60	55	53	51	50	49	47	48
Tizón	6	7	5	13	24	28	26	26	33	32	31	36	42	40
Catedral	134	123	124	128	100	74	66	54	53	49	44	44	40	11
Pijije	12	14	26	35	32	37	42	42	43	42	42	41	37	38
Puerto Ceiba	11	18	24	29	53	51	43	39	35	32	29	29	29	29
José Colomo	63	60	47	37	36	35	32	31	28	29	29	30	29	28
Tecominoacán	40	37	30	25	31	34	40	41	41	37	28	30	28	26
Cárdenas	47	35	31	28	27	33	41	41	38	33	31	25	26	28
Cactus	21	22	19	25	26	23	20	23	24	19	20	20	23	24
Bellota	26	25	28	27	25	25	23	21	21	19	14	13	15	14
Others	694	584	571	538	508	436	409	401	404	432	412	432	462	444

Northern Region	1,266	1,238	1,268	1,347	1,528	1,835	2,052	2,196	2,292	2,366	2,475	2,572	2,559	2,616
Lizamba	320	274	219	201	169	172	157	161	171	183	154	160	167	170
Arquimia	—	1	2	4	12	103	137	139	160	173	235	233	225	279
Culebra	—	—	—	—	—	52	121	139	150	162	168	181	157	175
Apertura	122	126	109	91	113	116	121	120	116	112	100	100	96	91
Velero	—	—	—	8	80	117	120	116	118	113	100	90	66	64
Cuitláhuac	—	—	—	—	—	—	16	125	147	161	195	219	198	195
Arcabuz	199	175	148	141	104	92	104	101	100	78	69	67	60	61
Fundador	—	—	2	3	14	50	93	94	102	91	87	84	89	86
Lankahuasa	93	57	46	33	40	65	71	77	81	79	97	88	95	98
Vistoso	2	9	13	22	38	50	54	65	73	91	105	112	124	111
Arcos	18	27	45	90	101	74	57	52	55	52	42	41	38	36
Cañón	0	1	5	16	22	53	59	56	49	51	50	53	53	53
Cocuite	—	—	—	—	—	—	6	28	69	98	104	101	83	79
Others	511	569	679	737	834	892	936	922	903	922	968	1,043	1,109	1,119

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	32/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated balance sheet

	As of December 31,
	2006	2007	Change		2007
	(Ps.mm)				(US$mm)
Current assets	399,393	430,535	7.8%	31,142	39,622
Cash & cash equivalents	195,776	173,818	-11.2%	(21,959)	15,996
Net accounts receivable	141,553	164,081	15.9%	22,528	15,100
Inventories	62,064	92,636	49.3%	30,572	8,525
of products	56,796	87,521	54.1%	30,725	8,054
of materials	5,268	5,115	-2.9%	(153)	471

Investments in shares	32,761	33,040	0.9%	279	3,041

Properties and equipment	737,195	792,521	7.5%	55,326	72,935

Intangible asset derived from the actuarial
computation of labor obligations	76,495	72,012	-5.9%	(4,484)	6,627

Other assets	4,176	3,019	-27.7%	(1,157)	278

Total assets	1,250,020	1,331,127	6.5%	81,107	122,502

Short-term liabilities	176,314	284,131	61.2%	107,817	26,148
Short-term debt(1)	66,240	71,523	8.0%	5,283	6,582
Suppliers	37,103	37,294	0.5%	191	3,432
Net accounts payable	27,964	31,241	11.7%	3,277	2,875

Taxes payable	45,007	144,072		99,066	13,259

Long-term liabilities	1,032,251	995,192	-3.6%	(37,058)	91,586
Long-term debt(1)	524,475	429,355	-18.1%	(95,120)	39,513
Reserve for retirement payments, pensions and seniority premiums	471,665	528,193	12.0%	56,527	48,609

Reserve for abandonment and dismantling, provisions, diverse credits and others	31,513	31,499	-0.05%	(14)	2,899
Deferred taxes	4,597	6,146	33.7%	1,549	566

Total liabilities	1,208,565	1,279,323	5.9%	70,759	117,734

Total equity	41,456	51,804	25.0%	10,348	4,767

Total liabilities and equity	1,250,020	1,331,127	6.5%	81,107	122,502

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.8662 = US$1.00 as of December 31, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes documented debt of Petroleos Mexicans, the Pemex Project Funding Master Trust, the Mexican Trust F/163, Pemex Finance Ltd. and Repcon Lux, S.A.

(2)	Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others.

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	33/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated income statement

		Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total sales	249,877	313,237	25.4%	63,360	28,827	1,103,510	1,134,982	2.9%	31,472	104,451
Domestic sales	138,019	156,540	13.4%	18,521	14,406	567,290	592,048	4.4%	24,758	54,485
Exports	111,630	156,384	40.1%	44,754	14,392	535,144	541,739	1.2%	6,595	49,855
Revenues from services	228	312	37.2%	85	29	1,076	1,195	11.1%	119	110
Cost of sales(1)	110,490	139,770	26.5%	29,280	12,863	418,258	460,698	10.1%	42,440	42,397
Gross income	139,387	173,467	24.5%	34,080	15,964	685,252	674,284	-1.6%	(10,968)	62,053
General expenses(1)	25,452	24,387	-4.2%	(1,065)	2,244	80,975	84,712	4.6%	3,738	7,796
Distribution expenses(1)	7,287	6,042	-17.1%	(1,245)	556	24,922	24,796	-0.5%	(125)	2,282
Administrative expenses(1)	18,165	18,345	1.0%	180	1,688	56,053	59,916	6.9%	3,863	5,514
Operating income	113,935	149,080	30.8%	35,145	13,720	604,277	589,572	-2.4%	(14,705)	54,257
Net other expenses	(4,602)	(32,848)		(28,247)	(3,023)	(61,214)	(84,960)	-38.8%	(23,746)	(7,819)
(revenues)(2) Comprehensive financing result	2,905	1,277	-56.0%	(1,628)	118	23,847	19,901	-16.5%	(3,945)	1,831
Participation in results of subsidiaries and associates	4,338	820		(3,519)	75	10,074	5,521	-45.2%	(4,552)	508
Income before taxes and duties	119,970	181,471	51.3%	61,501	16,701	651,718	660,152	1.3%	8,434	60,753
Taxes and duties	124,275	211,730	70.4%	87,455	19,485	604,765	676,278	11.8%	71,514	62,237
Net income (loss)	(4,305)	(30,259)		(25,955)	(2,785)	46,953	(16,127)	-134.3%	(63,080)	(1,484)

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.8662 = US$1.00 as of December 31, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes the cost of the reserve for retirment payments, pensions and indemnities.

(2)	Includes the reimbursement of the Special Tax on Production and Services (IEPS).

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	34/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated statements of changes in financial position

	As of December 31,
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Operating activities
Net income (loss)	46,953	(16,127)		(63,080)	(1,484)
Charges to operations not requiring the use of funds:	141,773	159,302	12.4%	17,530	14,660
Depreciation and amortization	65,672	72,601	10.5%	6,928	6,681
Other non-cash flow items	76,100	86,702	13.9%	10,601	7,979
Funds from net income (loss)	188,726	143,176	-24.1%	(45,550)	13,176
Changes in working capital:	(52,754)	42,014		94,768	3,866
Accounts, notes receivable and other	(12,436)	(22,528)	81.2%	(10,093)	(2,073)
Inventories	(2,678)	(12,164)	354.2%	(9,486)	(1,119)
Intangible asset derived from actuarial computation of labor obligations and other assets	5,697	5,640	-1.0%	(57)	519
Suppliers	3,677	191	-94.8%	(3,486)	18
Other liabilities	(47,014)	70,875		117,889	6,523

Funds provided by (used) in operating activities	135,972	185,190	36.2%	49,218	17,043

Financing activities	10,203	(89,837)		(100,040)	(8,268)

Bank loans	64,303	27,837	-56.7%	(36,466)	2,562
Securities	99,505	15,755	-84.2%	(83,750)	1,450
Amortization of bank loans	(136,693)	(23,571)	-82.8%	113,122	(2,169)
Amortization of securities	(3,137)	(110,181)		(107,044)	(10,140)
Other items	(13,775)	322		14,097	30

Own financing activities	32,335	10,894	-66.3%	(21,441)	1,003

Minimum guaranteed dividends paid to the Mexican Government	(16,393)	(263)	-98.4%	16,129	(24)
Other equity movements	48,728	11,158	-77.1%	(37,570)	1,027

Funds provided by (used) in financing activities	42,538	(78,943)		(121,481)	(8,268)

Investing activities
Acquisition of property, plants and equipment	(109,104)	(127,927)	17.3%	(18,823)	(11,773)
Sale of other permanent investments	(4,080)	(279)	-93.2%	3,801	(26)

Funds provided by (used) in investing activities	(113,184)	(128,205)	13.3%	(15,022)	(11,799)

Net increase in cash and cash equivalents	65,326	(21,958)		(87,284)	(2,021)

Cash and cash equivalents at the beginning of the year	130,450	195,776	50.1%	65,326	18,017

Cash and cash equivalents at the end of the year	195,776	173,818	-11.2%	(21,958)	15,996

Funds provided by (used) in operating activities	135,972	185,190	36.2%	49,218	17,043
Funds provided by (used) in investing activities	(113,184)	(128,205)	13.3%	(15,022)	(11,799)
Free cash-flow(1)	22,788	56,984		34,196	5,244

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.8662 = US$1.00 as of December 31, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Free cashflow is not registered under NIF but are reconciled to NIF as set forth above.
Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	35/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Subsidiary Entities’ contribution to financial results
Figures in millions of constant pesos as of Deceember 31, 2007

					Subsidiary
	Exploration and		Gas and Basic		Companies and	Intersegment
	Production	Refining	Petrochemicals	Petrochemicals	Corporate	eliminations	Total
Twelve months ending December 31, 2007
Total sales	912,295	472,612	222,904	57,643	786,417	(1,316,891)	1,134,982
External clients	—	430,383	139,963	21,701	541,739	—	1,133,787
Intersegment	912,295	42,230	82,941	35,942	242,796	(1,316,203)	0
Revenues from services	—	—	—	—	1,883	(687)	1,195
Gross income (loss)	740,679	(81,023)	15,817	(6,279)	41,335	(36,245)	674,284
Operating income (loss)	707,269	(114,302)	7,336	(13,098)	6,059	(3,693)	589,572

Comprehensive financing result	25,669	5,765	(1,072)	1,154	(10,322)	(1,292)	19,901

Depreciation and amortization	57,396	10,154	3,437	973	640	—	72,601
Cost of the reserve for retirement payments	29,135	28,596	6,441	8,231	12,750	—	85,153

Taxes and duties	663,549	3,847	5,537	253	3,092	—	676,278

Net income (loss)	19,726	(45,829)	4,949	(14,758)	(10,011)	29,795	(16,127)

As of December 30, 2007							—
Current assets	630,520	232,694	85,295	58,430	494,555	(1,070,958)	430,535
Investment in shares	343	157	1,096	—	612,355	(580,910)	33,040
Fixed assets	565,434	162,586	40,279	15,972	8,251	—	792,521
Acquisition of fixed assets	99,453	18,403	3,957	1,025	210	—	123,048
Total assets	1,237,728	420,751	132,227	80,115	2,330,396	(2,870,090)	1,331,127
Short-term liabilities	191,867	152,217	33,456	7,810	928,094	(1,029,313)	284,131
Reserve for retirement payments, pensions and seniority premiums	180,931	178,387	40,792	49,058	79,025	—	528,193
Total liabilities	998,714	380,841	83,718	58,194	2,260,460	(2,502,603)	1,279,323
Equity	239,014	39,910	48,509	21,922	69,935	(367,487)	51,804

Twelve months ending December 31, 2006
Total sales	890,012	450,455	217,398	29,951	708,832	(1,193,139)	1,103,510
External clients	—	406,963	138,688	21,639	535,144	—	1,102,434
Intersegment	890,012	43,492	78,711	8,312	171,981	(1,192,507)	0
Revenues from services	—	—	—	—	1,707	(631)	1,076
Gross income (loss)	718,463	(54,945)	13,683	(6,268)	31,718	(17,400)	685,252
Operating income (loss)	690,607	(85,661)	6,373	(13,197)	(1,720)	7,875	604,277

Comprehensive financing result	24,174	9,026	(1,135)	4,173	(12,659)	267	23,847

Depreciation and amortization	51,820	8,723	3,530	903	697	—	65,672
Cost of the reserve for retirement payments	25,563	24,775	5,637	6,972	11,545	—	74,493

Taxes and duties	591,866	3,165	4,704	395	4,635	—	604,765

Net income (loss)	75,888	(38,076)	1,964	(19,372)	54,656	(28,107)	46,953

As of December 30, 2006
Current assets	533,418	173,293	84,554	50,301	457,243	(899,414)	399,393
Investment in shares	331	157	1,968	—	491,079	(460,774)	32,761
Fixed assets	514,468	156,938	41,253	15,908	8,629	—	737,195
Acquisition of fixed assets	77,075	13,231	5,133	1,713	500	—	97,651
Total assets	1,096,350	356,909	133,753	72,280	2,038,713	(2,447,985)	1,250,020
Short-term liabilities	84,579	113,869	38,595	11,677	787,977	(860,384)	176,314
Reserve for retirement payments, pensions and seniority premiums	162,516	160,502	36,305	43,602	68,740	—	471,665
Total liabilities	805,563	322,205	84,445	55,769	1,984,483	(2,043,900)	1,208,565
Equity	290,787	34,705	49,308	16,511	54,230	(404,085)	41,456

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2007.
Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	36/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A7

Main tenders of Pemex — Exploration and Production

	Total
	amount in	Announcement
Tender number	US$MM	date	Description	Status

18575088-004-07	2,843.7	01/06/2007	Semi-submersible drilling platform	Awarded to Industrial Perforadora de Campeche, Larsen Oil & Gas Limited and Sea Dragon de México
18575051-050-06	1,399.1	13/06/2007	Oil field exploitation work	Awarded to Dowell Schlumberger
18575069-020-06	1,242.7	03/03/2007	Drilling and completion work	Awarded to Cobra Instalaciones México
18575110-034-06	935.3	05/03/2007	Development and maintenance of non-associated gas oil fields	Awarded to Cobra Instalaciones México
18575069-004-07	688.0	19/04/2007	Complementary activities to the drilling and completions work of wells	Awarded to Dowell Schlumberger
18575069-012-07	687.6	26/10/2007	Complementary activities to the drilling and completions work of wells	Awarded to Halliburton de México
18575110-035-06	445.7	22/03/2007	Development and maintenance of non-associated gas oil fields	Awarded to GPA Energy
18575111-006-07	392.9	31/10/2007	Reinforcement of the hydrocarbon transport system	Awarded to EMS Energy Services
18575111-006-07	392.9	31/10/2007	Assuring the integrity and reliability of the hydrocarbons transport pipeline system number 4	Awarded to EMS de México and EMS
18575051-015-07	392.6	16/08/2007	Drilling and completion integrated services	Awarded to Meyer & Asociates
18575088-041-06	340.5	07/02/2007	Jackup	Awarded to Perforadora Central, Compañía Perforadora México and Todco México
18575108-052-07	339.5	18/12/2007	Providing workover services for offshore platforms and processing centers using a semi-submersible platform	Awarded to Cotemar
18575108-057-07	293.9	23/11/2007	Maintenance to offshore platforms	Awarded to Cotemar
18575088-040-06	274.4	27/07/2007	Semi-submersible drilling platform	Awarded to Perforaciones and Servicio Central
18575107-074-07	246.7	04/01/2007	Housing services	Awarded to Cotemar
18575108-058-07	242.6	09/11/2007	Installing, renovating, modifying, reconditioning and providing maintenance for structures, equipment, processing lines and auxiliary services	Awarded to Constructora and Arrendadora de México
18575108-045-07	215.4	08/01/2007	Maintenance to offshore facilities	Awarded to Oceanografía
18575107-058-07	187.2	13/11/2007	Catering and housing services	Awarded to Cotemar
18575107-058-07	187.2	13/11/2007	Catering services	Awarded to Cotemar
18575088-002-07	184.7	16/04/2007	Jackup	Awarded to Noble Contracting Sarl, Pride Drilling, Pride International
18575088-006-07	181.9	29/05/2007	Jackup	Awarded to Noble Contracting and Pride International
18575107-065-07	179.0	26/10/2007	Cargo and personnel transportation services	Awarded to Transportes Aéreos Pegaso and Helicópteros y Vehículos Aéreos Nacionales
18575107-065-07	179.0	26/10/2007	Cargo and personnel transportation services	Awarded to Transportes Aéreos Pegaso and Helicópteros y Vehículos Aéreos Nacionales
18575088-008-07	173.0	25/06/2007	Jackup and semi-submersible drilling platform	Awarded to Noble Contracting and Goimar
18575088-017-07	158.3	01/10/2007	Jackup	Awarded to Ensco Drilling México
18575051-051-06	145.9	30/03/2007	Work with pipe casing	Awarded to Halliburton de México
18575008-015-07	141.6	13/06/2007	Integral services oriented to the optimization and development of fields	Awarded to DS Servicios Petroleros y D&S Petroleum
18575099-002-07	131.6	10/04/2007	Drilling rig	Awarded to Industrial Perforadora de Campeche
18575107-059-07	128.9	26/11/2007	Housing services	Awarded to Cotemar
18575108-020-07	115.7	11/09/2007	Maintenance work to offshore patforms	Awarded to Condux
18575088-012-07	113.8	07/08/2007	Jackup	Awarded to Mexdrill Offshore and Pride Drilling
18575051-047-06	101.3	05/03/2007	Geophysical data processing work	Awarded to Schlumberger Offshore Services
18575051-063-07	61.8	13/12/2007	Drilling exploratory and development wells in the Northern region	Awarded to Dowell Schlumberger de México
18575069-015-07	56.4	29/11/2007	Drilling activities in the Southern region	Awarded to Halliburton de México
18575106-025-07	34.4	13/11/2007	Purchasing, construction, testing, loading and anchoring for the Maloob-C drilling platforms	Awarded to J. Ray McDermott de México
18575099-018-07	30.7	11/12/2007	Installing fluid recovery equipment in order to prevent crusting problems	Awarded to Dupont México

18575049-025-07	26.9	11/12/2007	Purchasing mud line equipment and providing technical assistance during installation, testing and operating activities for the offshore regions	Awarded to Cooper Cameron de México
18575050-042-07	23.7	20/12/2007	Cementing wells in offshore regions	Awarded to Dowell Schlumberger de México
18575107-064-07	14.4	09/11/2007	Providing refrigerated transport services to offshore facilities	Awarded to Cotemar
18575051-074-07	8.9	14/12/2007	Housing services for drilling and well maintenance equipment in the Northern region	Awarded to Grupo Kualamex

18575008-016-07	2.1	12/06/2007	Maintenance to civil and electrical work in the Northern region and at the Poza Rica- Altamira asset	Awarded to Constructora CIS
18575107-034-07	0.06	24/08/2007	Providing services for solid, liquid and gas handling	Awarded to Leon Well and Ferretería la Fragua
18575108-050-07	0.06	16/09/2007	Revamping platforms and processing centers located in the Gulf of Mexico	Cancelled

18575108-053-07	0.06	04/01/2007	Complementary activities in processing centers and satellite platforms	Void

18575095-028-07	0.06	23/07/2007	Separating, rectifying, compressing and injecting sour wet gas into wells located in the Southern region	Cancelled
18575062-006-08	0.06	31/01/2008	Building, expanding and reconditioning exploration and development well locations at the Cinco Presidentes business unit.	Award scheduled for March 31, 2008
18575062-007-08	0.06	31/01/2008	Constructing, expanding and reconditioning exploratory and development well locations in the Southern region	Award scheduled for March 24, 2008
18575062-005-08	0.06	31/01/2008	Substituting the dehydration and desalinization crude system in Samaria II	Award scheduled for April 2, 2008
18575107-006-08	0.06	27/02/2008	Cargo and personnel transportation services	Award scheduled for March 13, 2008

PEMEX Unaudited Financial Results Report as of December 31, 2007.	37/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A8

Main tenders of Pemex — Gas and Basic Petrochemicals

	Total
	amount in	Announcement
Tender number	US$MM	date	Description	Status

18577001-045-07	64.4	30/11/2007	Trasport of liquid sulfur	Awarded to Coordinadora y Comercializadora Internacional de Carga Terrestre
18572039-001-07	36.8	18/12/2007	Modernizing the fire prevention systems at the Nuevo Pemex facility	Awarded to Abener Energía, Abengoa México and Conip
18572039-002-07	27.6	13/12/2007	Modernizing the fire prevention systems at the Ciudad Pemex facility	Awarded to Abener Energía, Abengoa México and Conip Contratistas

Table A9

Main tenders of Pemex — Refining

	Total
	amount in	Announcement
Tender number	US$MM	date	Description	Status

18576057-036-07	940.8	16/11/2007	Chemical treatment in catalytic plant	Awarded to Química Apollo
18576009-054-07	745.8	04/09/2007	Seamless pipes	Awarded to Sandvik de México

18576009-061-07	229.1	24/08/2007	Pipes, valves and metal products	Awarded to Tubrivalco, Válvulas de Calidad de Monterrey

18576011-087-07	201.7	08/11/2007	Solvents and wax remover	Awarded to Carlos Roberto Escamilla y Key Química

Table A10

Main tenders of Pemex — Petrochemicals

	Total
	amount in	Announcement
Tender number	US$MM	date	Description	Status

18572002-005-07	254.0	13/06/2007	General services	Awarded to Seguros Inbursa
18572047-018-07	128.0	24/09/2007	Medicines	Awarded to Nadro, Farmacias de la Oferta, Farmacos especializados, Casa Saba

PEMEX Unaudited Financial Results Report as of December 31, 2007.	38/39
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:
Telephone:      (52 55) 1944 9700
Voice mail:     (52 55) 1944 2500 ext. 59412
ri@dcf.pemex.com

Celina Torres	Andrés Brügmann
ctorresu@dcf.pemex.com	abrugmann@dcf.pemex.com

Rebeca González	Guillermo Regalado
rgonzalez@dcf.pemex.com	gregalado@dcf.pemex.com
PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are PEMEX Exploration and Production, PEMEX Refining, PEMEX Gas and Basic Petrochemicals and PEMEX Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., its international trading arm.
Amounts in US dollars are translated at the December 31, 2007 exchange rate of Ps. 10.8662 per US dollar.
This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.
We may include forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.
The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC ‘s website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.
EBITDA and free cash-flow are non-US GAAP measures.

PEMEX Unaudited Financial Results Report as of December 31, 2007.	39/39
www.pemex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos
Associate Managing Director of Finance

Date:  March 12, 2008
FORWARD-LOOKING STATEMENTS
     This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.